UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aenza S.A.A.
(Name of Subject Company (issuer))
IG4 Capital Infrastructure Investments LP
IG4 Capital Private Equity Investments II-A LP
IG4 Capital Private Equity Investments II-B LP
IG4 Capital Private Equity Investments II-C LP
(Name of Filing Persons (Offerors))
Common Shares, par value S/ 1.00 per share
(Title of Class of Securities)
PEP736581005*
(CUSIP Number of Class of Securities)
*The Common Shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.
American Depositary Shares, each representing five Common Shares
(Title of Class of Securities)
00776D 103**
(CUSIP Number of American Depositary Shares)
**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange.
Andrew Cunningham
Director
IG4 Capital Infrastructure GP Limited
50 La Colomberie, St. Helier, Jersey, JE2 4QB
+44.1534.844234
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:
George Karafotias
Derrick Lott
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
+1.212.848.4000

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$45,006,671	$4,910.23

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as follows: (a) the difference of (i) 871,917,855 common shares par value S/ 1.00 per share (collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (collectively, the “ADSs”) outstanding as of March 31, 2021 minus (ii) 204,830,579 Common Shares owned by GH Holding Group Corp., Bamas International Investment Corp., Bethel Enterprises Inc., Hernando Alejandro Constancio Graña Acuña, Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne, Hugo Rangel Zavala, Alfonso Galvez Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (collectively, the “Sellers”), being 667,087,276 Common Shares, including Common Shares represented by ADSs, which can be tendered in the tender offer launched in the United States (the “U.S. Offer”) simultaneously with a tender offer launched in Peru (the “Peru Offer” and together with the U.S. Offer, the “Offers”); (b) the sum of (i) 667,087,276 Common

Shares, including Common Shares represented by ADSs, and (ii) 93,962,525 Common Shares to be tendered by the Sellers in the Peru Offer pursuant to a tender offer support agreement between IG4 Capital Infrastructure Investments LP (“Purchaser”) and the Sellers, dated as of August 24, 2020, as amended on June 3, 2021, being 761,049,801 Common Shares, including Common Shares represented by ADSs, that can be tendered across the Offers; (c) the quotient of (i) 667,087,276 divided by (ii) 761,049,801, yielding a proration factor of 0.87654; (d) the product of (i) 107,198,601, being the Common Shares, including Common Shares represented by ADSs, sought in the Offers and (ii) 0.87654, being 93,963,395 (the maximum number of Common Shares, including Common Shares represented by ADSs, which can be acquired by Purchaser in the U.S. Offer (the “Subject Securities”); and (e) the product of (i) the Subject Securities and (ii) the offer price of S/ 1.88 per Common Share, being S/ 176,651,182, as converted into U.S. dollars based on the average Peruvian Sol/U.S. dollar interbank exchange rate (tipo de cambio interbancario promedio) for transactions carried out between 9:00 a.m. and 1:30 p.m., Lima time, as reported by the Central Reserve Bank of Peru on its official website at https://www.bcrp.gob.pe/en at 2:00 p.m., Lima time, on June 7, 2021, being U.S. $45,006,671 (the “Transaction Valuation”).
(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the Transaction Valuation by .0001091.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by IG4 Capital Infrastructure Investments LP, a limited partnership organized under the laws of Scotland (“Purchaser”), which is jointly owned by IG4 Capital Private Equity Investments II-A LP, IG4 Capital Private Equity Investments II-B LP, IG4 Capital Private Equity Investments II-C LP and IG4 Capital Infrastructure Co-Investments A LP, each a limited partnership organized under the laws of England and Wales (collectively, “IG4”). This Schedule TO relates to the offer by Purchaser to purchase 107,198,601 common shares, par value S/ 1.00 per share (each, a “Common Share,” and collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (each, an “ADS,” and collectively, the “ADSs”), which represent in the aggregate approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs, through concurrent tender offers in Peru and in the United States, for S/ 1.88 per Common Share and S/ 9.40 per ADS, in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(B). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 7, 9 and 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) The subject company and issuer of the securities subject to the U.S. Offer is the Company. Its principal executive office is located at Av. Paseo de la República 4667, Lima 34, Peru, and its telephone number is +511 213 6565.
(b) This Schedule TO relates to the Company’s Common Shares, par value S/ 1.00 per share, including Common Shares represented by ADSs (each of which represents five (5) Common Shares). As set forth in the Form 6-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 18, 2021, as of March 31, 2021, the Company had 871,917,855 Common Shares outstanding, of which 158,459,130 were represented by 31,691,826 issued and outstanding ADSs (each of which represents five (5) Common Shares).
(c) The information concerning the principal market in which the Common Shares and ADSs are traded, and certain high and low sales prices for the Common Shares and ADSs in those principal markets, is set forth in the section “The U.S. Offer — Price Range of Common Shares and ADSs” of the Offer to Purchase and is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a), (b), (c) The information set forth in the sections “Introduction,” “Summary Term Sheet,” “The U.S. Offer — Certain Information Concerning Purchaser, IG4 and IG4 Capital” and in Schedule 1 of the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i) – (iii), (v)  – (ix), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.

3

(a)(1)(iv), (x), (xi) Not applicable.
(a)(2) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(b) The information set forth in the section “The U.S. Offer — Background of the Offers; Past Contacts or Negotiations with the Company” of the Offer to Purchase is incorporated herein by reference.
(a) Not applicable.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7) The information set forth in the sections “Summary Term Sheet,” “Introduction” and “The U.S. Offer — Purpose of the Offers; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b) The information set forth in the sections “Summary Term Sheet” and “The U.S. Offer — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(d) Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a), (b) Not applicable.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the section “The U.S. Offer — Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
(a), (b) Not applicable.
Item 11.   Additional Information.
(a)(1), (2), (3), (5) Not applicable.
(a)(4) The information set forth in the section “The U.S. Offer — Possible Effects of the U.S. Offer on the Market for Common Shares and ADSs” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.
Item 12.   Exhibits.
(a)(1)(A)
Offer to Purchase, dated June 16, 2021.*

(a)(1)(B)
Form of ADS Letter of Transmittal.*

(a)(1)(C)
ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)
ADS Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)
Summary Advertisement as published in The New York Times on June 16, 2021.*

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(a)(5)(A)
Press release issued by Purchaser on August 27, 2020, attached as Exhibit 99.1 to the Schedule TO-C filed by Purchaser with the SEC on August 28, 2020 (incorporated herein by reference).

(a)(5)(B)
Tender Offer Support Agreement, entered as of August 24, 2020 (the “Tender Offer Support Agreement”), by and between Purchaser and each of GH Holding Group Corp. (“GH Holding Group”), Bamas International Investment Corp., Bethel Enterprises Inc. (“Bethel”), Hernando Alejandro Constancio Graña Acuña (“Mr. Graña Acuña”), Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne (“Mr. Dulanto Swayne”), Hugo Rangel Zavala (“Mr. Zavala”), Alfonso Galvez Rubio (“Mr. Rubio”), Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (“Ms. Benavides” and collectively, the “Sellers”).*

(a)(5)(C)
Amendment Agreement amending the Tender Offer Support Agreement entered as of June 3, 2021, by and between Purchaser and the Sellers.*

(a)(5)(D)
Supplementary Agreement, entered as of June 3, 2021, by and between Purchaser and GH Holding Group.*

(a)(5)(E)
Syndication Agreement, entered as of June 3, 2021, by and between Purchaser and GH Holding Group.*

(a)(5)(F)
Supplementary Agreement, entered as of June 3, 2021, by and between Purchaser and Mr. Graña Acuña.*

(a)(5)(G)
Syndication Agreement, entered as of June 3, 2021, by and between Purchaser and Mr. Graña Acuña.*

(a)(5)(H)
Trust Agreement (English translation of document prepared in Spanish only), entered as of June 3, 2021, by and between Purchaser (as trust beneficiary), La Fiduciaria S.A. (as trustee), BTG Pactual Perú S.A.C. (as custodian) and each of Bethel, Mr. Dulanto Swayne, Mr. Zavala, Mr. Rubio and Ms. Benavides (as grantors).*

(b)
Not applicable.

(d)
Not applicable.

(g)
Not applicable.

(h)
Not applicable.

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 16, 2021
IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP
By:
IG4 Capital Infrastructure GP Limited, its general partner

By:
/s/ Mark Cleary

Name: Mark Cleary
Title:   Director
By:
/s/ Andrew Cunningham

Name: Andrew Cunningham
Title:   Director
IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-A LP
By:
IG4 Capital General Partner II Limited, its general partner

By:
/s/ Mark Cleary

Name: Mark Cleary
Title:   Director
By:
/s/ Andrew Cunningham

Name: Andrew Cunningham
Title:   Director
IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-B LP
By:
IG4 Capital General Partner II Limited, its general partner

By:
/s/ Mark Cleary

Name: Mark Cleary
Title:   Director
By:
/s/ Andrew Cunningham

Name: Andrew Cunningham
Title:   Director
[Signature Page — Schedule TO]

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-C LP
By:
IG4 Capital General Partner II Limited, its general partner

By:
/s/ Mark Cleary

Name: Mark Cleary
Title:   Director
By:
/s/ Andrew Cunningham

Name: Andrew Cunningham
Title:   Director
IG4 CAPITAL INFRASTRUCTURE CO-INVESTMENTS A LP
By:
IG4 Capital General Partner II Limited, its general partner

By:
/s/ Mark Cleary

Name: Mark Cleary
Title:   Director
By:
/s/ Andrew Cunningham

Name: Andrew Cunningham
Title:   Director
[Signature Page — Schedule TO]

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase, dated June 16, 2021.*
(a)(1)(B)	Form of ADS Letter of Transmittal.*
(a)(1)(C)	ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	ADS Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Summary Advertisement as published in The New York Times on June 16, 2021.*
(a)(5)(A)	Press release issued by Purchaser on August 27, 2020, attached as Exhibit 99.1 to the Schedule TO-C filed by Purchaser with the SEC on August 28, 2020 (incorporated herein by reference).
(a)(5)(B)	Tender Offer Support Agreement, entered as of August 24, 2020 (the “Tender Offer Support Agreement”), by and between Purchaser and each of GH Holding Group Corp. (“GH Holding Group”), Bamas International Investment Corp., Bethel Enterprises Inc. (“Bethel”), Hernando Alejandro Constancio Graña Acuña (“Mr. Graña Acuña”), Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne (“Mr. Dulanto Swayne”), Hugo Rangel Zavala (“Mr. Zavala”), Alfonso Galvez Rubio (“Mr. Rubio”), Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (“Ms. Benavides” and collectively, the “Sellers”).*
(a)(5)(C)	Amendment Agreement amending the Tender Offer Support Agreement entered as of June 3, 2021, by and between Purchaser and the Sellers.*
(a)(5)(D)	Supplementary Agreement, entered as of June 3, 2021, by and between Purchaser and GH Holding Group.*
(a)(5)(E)	Syndication Agreement, entered as of June 3, 2021, by and between Purchaser and GH Holding Group.*
(a)(5)(F)	Supplementary Agreement, entered as of June 3, 2021, by and between Purchaser and Mr. Graña Acuña.*
(a)(5)(G)	Syndication Agreement, entered as of June 3, 2021, by and between Purchaser and Mr. Graña Acuña.*
(a)(5)(H)	Trust Agreement (English translation of document prepared in Spanish only), entered as of June 3, 2021, by and between Purchaser (as trust beneficiary), La Fiduciaria S.A. (as trustee), BTG Pactual Perú S.A.C. (as custodian) and each of Bethel, Mr. Dulanto Swayne, Mr. Zavala, Mr. Rubio and Ms. Benavides (as grantors).*
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.